March 30, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James,
Senior Assistant Chief Accountant

RE:	AmbiCom Holdings, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2014
Filed November 14, 2014
Form 10-Q for the Fiscal Quarters Ended
October 31, 2014 and January 31, 2015
Filed December 22, 2014 and March 17, 2015
File No. 000-54608

Dear Mr. James:

Please be advised that the undersigned is the duly elected Chief Executive Officer of AmbiCom Holdings, Inc. (the “Company”). The purpose of this letter is to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 24, 2015 (the “Comment Letter”) the text of which we have incorporated into this response letter for convenience.

Forms 10-Q for the Quarterly Periods Ended October 31, 2014 and January 31, 2015

Item 4. Controls and Procedures

1. While you refer to material weaknesses that were identified in your review of internal control over financial reporting as of July 31, 2014, you do not provide the conclusions of your principal executive and principal financial officers regarding whether your disclosure controls and procedures as of the end of the period covered by the report are effective or are not effective. Please amend both filings to include management’s conclusions as required by Item 4 of Form 10-Q and Item 307 of Regulation S-K.

We have revised the first sent paragraph in both Forms 10-Q to include the following disclosure:

Evaluation of Disclosure Controls and Procedures

The Company’s Principal Executive Officer and Principal Financial Officer,  has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The Issuer hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Hwang

John Hwang,

Chief Executive Officer

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